Exhibit 99.1

Lixiang Education Announces Change of Chief Financial Officer

LISHUI, China, Sept. 06, 2024 (GLOBE NEWSWIRE) -- Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious private education service provider in China, today announced that Mr. Luoyuan Ye resigned as the Chief Financial Officer (“CFO”) of the Company with effect from August 31, 2024 and will remain as the consultant to the Company. Mr. Zhifu Yang was appointed as the CFO with effect from September 2, 2024.

Mr. Zhifu Yang, aged 42, has over 15 years of work experience in financial accounting and financial management. Since October 2021, Mr. Yang has been acting as the chief financial officer in Beijing Pengxiang Tianxia Education Technology Co., Ltd. From October 2019 to October 2021, Mr. Yang worked in Zhi Jin Education Consulting Co., Ltd as the chief financial officer. Before entering into the vocational education industry, Mr. Yang has worked in a state-owned enterprise of China for about nine years, and a property management company for about three years, conducting financial accounting and financial management work. Mr. Yang received his bachelor’s degree in financial accounting from Renmin University of China.

“I am pleased to welcome Mr. Yang to our leadership team,” said Biao Wei, CEO of Lixiang Education. “His extensive experience in financial accounting and financial management, combined with his deep understanding of the vocational education industry, will be invaluable as we continue to enhance our internal controls and financial reporting quality, and expand into the vocational education sector. We are fortunate to be able to call on the knowledge and experience of Mr. Yang.”

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye
Tel: +86-578-2267142
Email: irlxeh@lsmxjy.com